SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 5, 2005

Commission File No. 0-28578

DASSAULT SYSTEMES S.A.
(Name of Registrant)

9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation
S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82-___________

ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 5, 2005, announcing today the availability of CAXA V5, a new generation of integrated and scalable 2D and 3D PLM solutions for the Chinese market that embed V5 technology components from Dassault Systèmes.

Dassault Systèmes and CAXA Announce
Availability of CAXA V5 PLM Solutions

CAXA V5 PLM products developed for and in China to help
manufacturers move from CAD/CAM to PLM

Beijing, China and Paris, France – April 5, 2005 – CAXA, the leading domestic PLM (Product Lifecycle Management) vendor in China, and Dassault Systèmes (Euronext Paris: #13065, DSY.PA; NASDAQ: DASTY) today announced the availability of CAXA V5, a new generation of integrated and scalable 2D and 3D PLM solutions for the Chinese market that embed V5 technology components from Dassault Systèmes.

These CAXA V5 solutions are the result of a Dassault Systèmes-CAXA partnership announced last November and software development carried out in a joint R&D center operated by CAXA in Beijing. The center combines CAXA’s R&D expertise and technology, along with its more than 10 years of experience in the Chinese market, with Dassault Systèmes’ 3D PLM solutions and V5 technology components. The CAXA V5 solutions consist of fully integrated 2D and 3D PLM applications developed in China specifically for the Chinese market. The solutions are built on top of Dassault Systèmes’ Component Application Architecture Version 5 (CAA V5) platform.

China has advanced rapidly in the past decade as a global manufacturer, but the majority of Chinese manufacturers still use 2D applications. CAXA V5 offers a China-engineered PLM alternative that will enable small and medium-sized Chinese businesses to model and optimize the design-to-production cycle digitally, even while working in 2D, and to grow at their own pace into full-fledged 3D PLM users.

CAXA V5 provides a complete spectrum of solutions that covers drafting (2D interactive and generative), product design (including part, assembly, surface, mold, piping and tubing, sheet metal, welding, and steelworks), interfaces (including STEP, STL, and all major CAD systems), product review (including digital mock-up, rendering, and analysis), and manufacturing (prismatic and 3 axes). Integration capabilities in the solution will enable customers to retain their current investments in CAD/CAM applications.

“The release of CAXA V5 signals a new era for the Chinese CAD/CAM/PLM industry,” said Dr. Lei Yi, president and CEO, CAXA. “Now, Chinese manufacturers have the opportunity to take part in the PLM revolution that is leading to greater efficiencies and lower production costs for manufacturers the world over. The release of this new solution is the culmination of a partnership with Dassault Systèmes in which both companies have focused on creating a Chinese solution in China and have succeeded in producing a truly transformative technology.”

“Our factory uses a lot of 2D CAD, along with some 3D applications, in routine product development,” said Jiang Ning, IT manager of Chongqing Tiema Gearbox Co. Ltd, a Chinese vehicle transmission manufacturer. “CAXA V5 is the first solution that seamlessly integrates both 2D and 3D PLM. This solution suits our type of operation very well. On one hand, we can immediately enjoy the benefits of adopting PLM. At the same time, we can gradually expand 3D applications at our own pace. As an existing CAXA customer, we are pleased to see CAXA’s rapid growth, with its new products meeting international standards. We look forward to enjoying the value that CAXA V5 will create for us.”

-more-

“The release of CAXA V5 demonstrates our commitment to work with Chinese industrials on the flexibility of the open V5 architecture to develop China-engineered solutions for the Chinese market,” said Bernard Charlès, president and CEO, Dassault Systèmes. “CAXA V5 will bring PLM value in both 2D and 3D to Chinese industry, enabling manufacturers to embrace PLM at their own pace and to ultimately benefit from the worldwide success of CATIA, ENOVIA, DELMIA and SMARTEAM.”

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About CAXA
CAXA is the market leader and largest Chinese provider of CAD/CAM/PLM solutions. Based on the mission of “software service manufacturing industry”, CAXA has developed a serial of products in design, process planning, manufacturing and collaborative management that tailor domestic practices of Chinese industry. CAXA has received the “Best-10 Domestic Software Awards” for five consecutive years and, in 2004, the highest “Software Gold Award” from China Software Industry Association. CAXA has more than 150,000 installations in China through well-established channels including 35 sales and service branches, 300 training centers and 300 business partners. More than 1,200 domestic colleges and universities have selected CAXA as their standard education and training software. For additional information, please visit http://www.caxa.com

About Dassault Systèmes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systèmes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systèmes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA®, DELMIA®, ENOVIA®, SMARTEAM®), mainstream 3D design tools (SolidWorks®), and 3D components (Spatial/ACIS®). Dassault Systèmes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

CAXA Press Contact:	Dassault Systèmes Press Contact:	Financial Dynamics Press Contact
Weiming Yang +86 10 82321350 ext 264 ywm@caxa.com	Anthony Maréchal +33 1 55 49 84 21 anthony_marechal@ds-fr.com Derek Lane (Americas) +1(818) 673-2243 derek_lane@ds-us.com	Emma Rutherford +33 1 47 03 68 10 Dassault Systèmes Investor Contact: Harriet Keen / Emma Rutherford Financial Dynamics +44 207 831 3113

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DASSAULT SYSTEMES S.A.

Date: April 5, 2005	By:	/s/ Thibault de Tersant
	Name:	Thibault de Tersant
	Title:	Executive Vice President, Finance and Administration